United States securities and exchange commission logo





                              April 23, 2024

       Anquan Wang
       Chief Executive Officer
       Webull Corporation
       200 Carillon Parkway
       St. Petersburg, FL 33716

                                                        Re: Webull Corporation
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted March 18,
2024
                                                            CIK No. 0001866364

       Dear Anquan Wang:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-4

       General

   1. We note your disclosure throughout regarding your operations in Hong Kong and China and that Webull
submitted a filing application to the CSRC according to the Trial
                                                        Measures. Please
include specific and prominent disclosure about the legal and operational risks
associated with China-based companies, including disclosure and risk factors addressing how
cash is transferred through your organization. For guidance, see
                                                        Sample Letter to
Companies Regarding China-Specific Disclosures on our website.
   2. Please tell us how the spin-off of Webull's crypto asset-related business was effectuated.
                                                        In your response,
clarify whether Webull Pay maintains any affiliation with Webull, including common
directors and officers, and any material agreements between the two entities. Tell us
whether Webull retained any of the crypto asset-related business, including any crypto
assets, for the purposes of winding up or otherwise, and whether
                                                        Webull has any ongoing
responsibility or liability in connection with the spun-off crypto
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         asset-related business, including customer crypto asset accounts transferred to Webull
         Pay. In this regard, please explain how from a customer perspective the two businesses were separated with respect to customer crypto accounts and accessing crypto trading functions via an app.
3. You state that you offer a program through which U.S. investors have the opportunity to purchase fractional shares. Please provide us with a complete description of the material terms and features of this program and your legal analysis whether the offer and sale of the fractional shares through this program represent the offer and sale of a separate or new security. See Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith,
         Inc., 756 F.2d 230 (2d Cir. 1985) and Abrahamson v. Fleschner, 586 F.2d 862 (2d Cir.
         1977). In your response, address whether fractional share investors receive dividend, voting, and other rights associated with whole-share ownership and, if so, explain how fractional share investors are entitled to these rights, whether by contract, applicable law
         (including Article 8 of the UCC), or both. In addition, please confirm whether fractional share investors have the right to receive confirmations, proxy statements and other documents required by law to be provided to security holders.
4. Please provide your analysis of how the offer and sale of stock rewards under the Webull
         Referral Program, the Webull Affiliate Program, and other promotions in which you offer free stocks to customers comply with Section 5 of the Securities Act.
5. We note the disclosure regarding your cash sweep program. Please provide us with your legal analysis as to whether the program constitutes the offer and sale of "securities"
         within the meaning of Section 2(a)(1) of the Securities Act. In addition to considering the enumerated types of securities set forth in Section 2(a)(1), consider SEC v. W.J. Howey
         Co., 328 U.S. 293 (1946) and Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce
         Fenner & Smith, 756 F.2d 230 (2d Cir. 1985).
6. We note the disclosure regarding your fully paid securities lending program. Please provide us with your legal analysis as to whether the program constitutes the offer and sale of "securities" within the meaning of Section 2(a)(1) of the Securities Act. In addition to considering the enumerated types of securities set forth in Section 2(a)(1), consider
         SEC v. W.J. Howey Co., 328 U.S. 293 (1946) and Gary Plastic Packaging Corp. v.
         Merrill Lynch, Pierce Fenner & Smith, 756 F.2d 230 (2d Cir. 1985).
7. We understand that Deutsche Bank Securities, the lead underwriter in the SKGR IPO, waived the deferred underwriting commissions that would otherwise be due to it on closing of the business combination. Please disclose how this waiver was obtained, why
         the waiver was agreed to, and clarify SKGR   s current relationship
with Deutsche Bank
         Securities. Additionally, please provide us with any correspondence between Deutsche
         Bank Securities and SKGR relating to the resignation.
8. Please describe the relationship between Deutsche Bank Securities and SKGR after the close of the IPO, including any financial or merger-related advisory services conducted by
         Deutsche Bank Securities, including whether Deutsche Bank Securities had any role in the
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         identification or evaluation of business combination targets.
9. Please tell us whether Deutsche Bank Securities was involved in the preparation of any disclosure that is included in this registration statement, including any analysis underlying disclosure in the registration statement. If so, clarify its involvement, whether it has retracted any work product associated with the transaction, and the risk of any withdrawal and reliance on its expertise. Clarify the extent to which Deutsche Bank Securities claims
         no role in the SPAC   s business combination transaction and has
affirmatively disclaimed
         any responsibility for disclosure in this registration statement.
10. Please tell us whether you are aware of any disagreements with Deutsche Bank Securities regarding the disclosure in the proxy statement/prospectus. Add risk factor disclosure that clarifies that Deutsche Bank Securities was to be compensated, in part, on a deferred basis for its underwriting services in connection with the SPAC IPO and that those services have already been rendered, yet Deutsche Bank Securities is waiving deferred fees.
         Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.
11. Please disclose whether Deutsche Bank Securities provided SKGR with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why
         Deutsche Bank Securities was waiving deferred fees, despite already completing their services, so indicate in the proxy statement/prospectus. Further, clarify in your risk factor disclosure that Deutsche Bank Securities has performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated. Cover Page

12.      Please disclose here the number of (i) Webull Class A Ordinary Shares,
(ii) Webull
         Warrants and (iii) Incentive Warrants, including any Class A Ordinary Shares underlying the Warrants, if necessary, that you are registering in connection with the Transactions. In addition, disclose the cash value of each on a per share or per warrant basis, as appropriate, and disclose the aggregate cash value of the securities offered by the company.
13.      Please disclose here the number and cash value of the Ordinary Shares and the
         warrants that (i) the Public Shareholders, (ii) the Public Warrant holders, (iii) the Sponsor,
         (iv) the Initial Shareholders and (v) the Existing Webull Shareholders will receive in connection with the Transactions. In addition, clarify here whether the ownership percentages disclosed on the cover page also represent the voting power of each party in the combined company, and, if not, disclose the voting power of each.
14. We note your disclosure on the cover page that "[i]t is a condition of the consummation of the Business Combination that Webull Class A Ordinary Shares and Incentive Warrants to
         be issued in connection with the Transactions are approved for listing on Nasdaq." If this closing condition may be waived, please disclose on the cover page and describe in the risk factors the risks from lack of liquidity available to shareholders if the listing is not
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Webull Corporation
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         approved. Identify any other closing conditions of the merger agreement that may be waived. Also add a question and answer and a risk factor highlighting that it is not a closing condition that the Webull Warrants be approved for listing on Nasdaq and the impact to investors if the warrants are not approved for listing on Nasdaq.
Questions and Answers About the Business Combination and the Extraordinary General Meeting
What equity stake will holder of SKGR Class Ordinary Shares, page xi

15. Please discuss each of the possible sources and the extent of dilution of such sources that the non-redeeming Public Shareholders may experience in connection with the
         Business Combination.
How do the Sponsor and Officers and Directors of SKGR intend to vote on the proposals, page xvii

16.      Please disclose here and on page 83 the number and percentage of SKGR
Class A
         Ordinary Shares held by Public Shareholders needed to approve the Proposals if the minimum number of SKGR Ordinary Shares necessary for a quorum is present.
Summary of the Proxy Statement/Prospectus
The Business Combination Agreement, page 2

17.      Please summarize here the termination provisions of the Business
Combination
         Agreement. In addition, please disclose here and on page 87 that SKGR does not have a specified maximum redemption threshold and disclose the cash conditions of the Business
         Combination Agreement.
18. Please disclose here and on page 87 whether SKGR Unit holders will receive fractional warrants at the Unit Separation and whether fractional warrants will be issued by Webull.
Agreements Entered Into in Connection with the Business Combination
Sponsor Support Agreement, page 5

19. Please define the "First Effective Time" on page 5. In addition, clarify how the 25%
         threshold is calculated to determine whether an Initial Shareholder may avail itself of the exception to the transfer restrictions, including whether the Ordinary Shares underlying
         Webull Warrants are included in this calculation.
20. Please summarize here the material terms of the Additional Non-Redemption Agreements with the Public Shareholders so that investors understand the incentive to enter into the agreements. Describe the material terms of these agreements on page 97, including the ratio of SKGR Class B Ordinary Shares that will be surrendered to the number of SKGR
         Class A Ordinary Shares subject to the agreements.
Shareholder Lock-up Agreement, page 6

21. Please quantify here and in the carryover risk factor on pages 73-74 the number of Webull
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April 23, 2024
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         Ordinary Shares subject to the lock-up agreement, as of the most recent practicable date.
Registration Rights Agreement, page 6

22. Please disclose here and on page 98 the number and percentage of Webull Ordinary
         Shares that are subject to the Registration Rights Agreement. Reasons for SKGR Board's Approval of the Business Combination, page 7

23. Please summarize here the negative factors that SKGR's board of directors considered when approving the Business Combination. Please specifically address the current absence of a PIPE investment notwithstanding the joint covenant to obtain a PIPE investment concurrently with transaction closing and add a risk factor describing the related risks.
Interests of SKGR's Directors, Officers and the Sponsor in the Business Combination, page 9

24. Please quantify the aggregate dollar amount that the Sponsor has at risk if the business combination is not completed. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the Sponsor and its affiliates are awaiting reimbursement. To the extent material, provide similar disclosure for
SKGR   s officers and
         directors.
Regulatory Matters, page 14

25. Please disclose the status of the filings and registration necessary to effectuate the Mergers under the Cayman Companies Act and the status of the HSR Act filing and the waiting period.
26. Please clarify here and in the risk factor on page 57 whether receipt of CSRC approval is a condition to closing and briefly describe the circumstances, if any, in which delays in receiving or failure to receive CSRC approval could delay consummation of the Business
         Combination.
27. Please disclose whether Webull Financial is required to file an application for approval under FINRA Rule 1017 in connection with the business combination and, if so, whether receipt of that approval is a condition to closing.
Risk Factors
Risks Relating to Regulations Applicable to our Industry
We may be involved in regulatory investigations, page 37
FirstName LastNameAnquan Wang
28. Please state in the caption to this risk factor that Webull Financial was fined $3 million in
Comapany    NameWebull
       February  2023 andCorporation
                            revise the body of the risk factor to include a
complete summary of the
       allegations in
April 23, 2024 Page 5 this matter.
FirstName LastName
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Risks Relating to Our Products and Services
Our PFOF practices may potentially create a misalignment of interest, page 46

29. Please address to the extent material the risk that reliance on a limited number of market makers may impact competition on the basis of order quality.
We historically provided our customers access to digital assets trading, page
48

30. The statement that the legal test for determining whether a particular crypto assets is a security "evolves over time" is not appropriate in light of legal tests well-established by
         U.S. Supreme Court case law and Commission and staff reports, orders, and statements that provide guidance on when a crypto asset may be a security for the purposes of the
         U.S federal securities law. Please revise accordingly.
31. Please describe the specific risks if it is subsequently determined that crypto assets that were traded through the Webull App are securities, including the risks and potential consequences associated with operating as an unregistered exchange, broker-dealer and clearing agency. Please also state whether you have any additional exposure or business related to crypto assets that has not been spun-off.
Risks Relating to Finance, Accounting and Tax Matters
If we fail to maintain an effective system of internal controls, page 56

32. Please state in the caption to this risk factor that you and your independent auditor have identified a weakness in your internal controls over financial reporting.
Risks Relating to SKGR and the Business Combination
Webull's financial projections are based upon assumptions, page 62

33. Please revise the last sentence of this risk factor to clarify that Webull does not have a duty to update this information other than as required by applicable law.
Risks Relating to Ownership of Securities of Webull
There will be material differences, page 72

34. Please place these risks in context by briefly describing the material differences between the rights of a holder of SKGR Public Shares and a holder of Webull Class A Ordinary
         Shares that give rise to the risks addressed.
We may redeem your unexpired Webull Warrants and Incentive Warrants prior to their exercise, page 73

35. Please disclose whether the recent common stock trading prices exceed the threshold that would allow Webull to redeem public warrants, and explain the steps the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
 Anquan Wang
Webull Corporation
April 23, 2024
Page 7
Proposal One - The Business Combination Proposal
Background of the Business Combination, page 100

36. Please disclose the valuation of Webull proposed in the initial draft of the Letter of Intent provided to Webull November 10, 2023.
Financial Projections, page 116

37. Please provide us with copies of the materials that the financial advisor prepared and
         shared with the board that were material to the board   s decision to
approve the transaction,
         including any board books, transcripts, and summaries of oral presentations made to the board. You may contact a member of the review team at the numbers provided at the end of this letter for instructions on how to submit these materials via secure file transfer.
38. Please disclose the assumptions underlying the financial projections provided by Webull's management to the SKGR board.
Information About Webull
Overview, page 146

39. Please disclose how you utilize digital engagement practices in connection with your platform, including behavioral prompts, differential marketing, game-like features, and other design elements or features designed to engage with retail investors. Please also address the following:
             Specifically describe the analytical and technological tools and methods you use in connection with these practices and your use of technology to develop and provide investment education tools.
             Clarify whether any practice is designed to or otherwise may encourage retail investors to trade more often, invest in different products or change investment strategies.
             To the extent your use of any optimization functions may lead to potential conflicts between your platform and investors, add related risk factor disclosure.
             Describe in greater detail your data collection practices or those of your third-party service providers.
40. Please revise your tables of Funded Accounts and DARTs at the bottom of page 147 to depict the years to which each quarter presented belongs.
41. Please disclose how you measure your users' investing experience based on funded accounts. For example, clarify whether you consider the number of funded accounts a user has on your platform or whether you are referring to the self-reporting you receive from
FirstName LastNameAnquan Wang
       users with funded accounts. Also disclose the number of funded accounts for each of the
Comapany   NameWebull
       levels of investingCorporation
                           experience disclosed on page 147. Finally, describe
how
       you measure
April 23, 2024 Page 7the quarterly retention rate of your users.
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Globalization of Retail Investing, page 149

42. Please discuss to the extent this information is available whether recent trends in retail investing are expected to continue. Also discuss the extent to which retail investing trends in the U.S. are representative of trends outside of the U.S. and whether global trends are impacted by regulatory restrictions on zero-commission trading in non-U.S. markets.
What Differentiates Us, page 149

43. Please describe the controls you have in place to "defend your platform and customers from fraud, identify theft and other cybersecurity threats." In addition, disclose whether you or Apex maintain insurance that covers customer losses from fraud, identify theft, and cybersecurity breaches. If so, please describe the degree to which it protects your customers' assets.
Our Growth Strategies, page 150

44. Please discuss the material aspects of your expansion plans, including target markets, the products and services you intend to offer in these new markets, and estimated time frames and capital investment needed to launch. Balance this discussion by describing any regulatory barriers or other market or strategic challenges you may face. To the extent you do not have definitive plans in one or more markets, briefly describe the factors you will consider in determining to move forward.
The Webull Informed Investor, page 151

45. Please disclose the basis for your belief on page 152 that the tools you offer keep
         "experienced traders coming back to your platform again and again." Investing through Webull Platform, page 152

46. Please disclose the material terms of and file your agreements with Apex Clearing for trade clearance and settlement, margin financing, and stock lending services. Also disclose here and in the full risk factor on page 47 that Apex Clearing is a related party.
47. Please identify the wholesale market makers and liquidity providers to which you route orders for U.S.-based equities, options, and ETFs, quantify the percentage of revenues attributable to each respective market maker, and describe any material agreements. Similarly revise the carryover risk factor on pages 46-47.
48. Please define and briefly describe the "Broker Supplied System" through which you pass trade instructions from your customers to the Hong Kong Stock
Exchange.
Our Financial Products and Services, page 153

49. You state that cash deposited at partner banks is eligible for FDIC insurance. To the extent material, please disclose the amount of cash deposits that exceed FDIC insurance limits
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         and who bears the risk of loss in an event of insolvency.
Margin Financing and Stock Lending Services, page 153

50. You state that a customer signs an agreement with Apex Clearing to participate in Apex
         Clearing's Fully Paid Securities Lending Program. Please discuss how risk and rights and obligations under this agreement are allocated between you and Apex Clearing.
Our Ongoing Global Expansion, page 154

51. We note that you are not authorized or permitted to offer your products and services to customers outside of the jurisdictions where you have obtained the required governmental licenses and authorizations. Please describe the steps you take to restrict access to your products and services and the material risks you face from unauthorized or impermissible customer access to your products and services outside of those jurisdictions.
Advanced market-data and analytical tools, page 155

52. Please briefly describe the market data and tools you provide for free and the market data, tools and indicators that you offer on a monthly subscription basis. The Webull Affiliate Program, page 159

53. Please add a risk factor describing the limitations of your vetting process and other material risks to you from this method of advertising.
Webull's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Overview, page 178

54. Please briefly describe what each of the key operating metrics presented in the table on page 179 is designed to measure and the importance of each operating metric to the management of your business and how these metrics correlate to growth in other key performance indicators. Balance this discussion by discussing the limitations of each key operating metric.
55. Please discuss the reasons for period over period fluctuations in Customer Assets,
         DARTs, Equity Notional Volume, and Options Contract Volume and the extent to which these metrics relate to metrics with more linear trends such as Registered Users and
         Funded Accounts.
Key Components of Results of Operations
Revenues, page 181

56. Please discuss the reasons for period over period changes in each of the components of revenues and discuss to the extent that these changes represent known trends or uncertainties that have had, or that you reasonably expect will have, a material favorable
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         or unfavorable impact on revenue or results of operations.
57. Please tell us why it is appropriate to include digital assets revenue in the table of revenues generated from trading activities at the bottom of page 181 if it has been reclassified to discontinued operations.
58. Given the significance of interest related income to your operating results and the significant increase in these revenues in 2023, please tell us your consideration for providing more granular information than the table on page 183 that would provide average balances of interest earning assets and related yields for each. Also tell us your consideration for then discussing significant changes in average balances and yields by interest earning asset in your results of operations discussion on page 190.
Results of Operations
Revenues, page 190

59. When updating for your full year 2023 results compared to those of 2022, please revise your discussion of changes in equity and option order flow rebates to discuss the underlying causes for changes in volume versus changes of rate consistent with the guidance in Item 303(b)(2)(iii) of Regulation S-K. In this regard, based on the equity and option volume information disclosed here and in the first table on page 179, it appears that there has been a significant decline in the rate earned on each type of user transaction in
         2023 versus that in 2022. It is unclear to what extent the change in these rates is attributed to large cap stock transactions as provided in your example and whether that cause relates solely to equity transactions or also to options with underlying large cap stocks.
Liquidity and Capital Resources, page 191

60. Please revise your disclosure to clarify that $21.0 million of the $457.2 million of disclosed cash and cash equivalents at December 31, 2022 were held at your discontinued
         operations. Otherwise tell us why it is informative to investors to include discontinued
         operations in your disclosure.
61. Please revise your discussion of cash flows to specifically quantify the cash flows associated with your discontinued operations consistent with that on pages F-45 and F-54.
         Separately confirm for us that your discontinued operations had no cash flows from investing or financing activities in either period presented as implied by your disclosure on pages F-45 and F-54.
Unaudited Pro Forma Condensed Combined Financial Information
Description of the Business Combination
The Business Combination
Incentive Warrant Issuance, page 202

62. From Note 3 on page 216 it appears that you may issue up to 10,056,597 warrants to incentivize SKGR shareholders (other than Initial Shareholders or any holder of SKGR
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         Treasury Shares) to not redeem their SKGR Class A ordinary shares in your transaction.
         As these warrants have value and will not be issued to all shareholders on a pro rata basis, please tell us how you intend to account for the issuance of these Incentive Warrants and explain why you do not appear to include them in a pro forma adjustment. Separately reference for us the authoritative literature you rely upon to support your anticipated accounting and pro forma presentation.
Basis of Pro Forma Presentation, page 204

63. Please revise your description of Scenario 1 to clarify that you assume no additional redemptions as SKGR has already redeemed approximately 10.9 million shares in
         December 2023 as disclosed in adjustment D.
Statement of Operations and Comprehensive Income for the Nine Months Ended September 30,
2023, page 208

64. Please revise your presentation to remove your discontinued operations consistent with the guidance in Rule 11-02(b)(1) of Regulation S-X. This comment also applies to your pro forma statement of operations and comprehensive income for the year ended December
         31, 2022 on page 210 and to the pro forma information in your comparative per share data on pages 25 and 26.
Material Tax Considerations, page 224

65. You state that the Business Combination is intended to qualify as a reorganization within the meaning of 368(a) of the Code and as an exchange described in
Section 351 of the
         Code. Please file a tax opinion. Refer to Staff Legal Bulletin No.19 for guidance.
Description of Webull Securities
Exclusive Forum, page 238

66. Please state that there is uncertainty as to whether a court would enforce the exclusive forum provision in your amended articles; that investors cannot waive compliance with the federal securities laws; and that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act and rules and regulations. Warrants, page 239

67. Please disclose the redemption provisions of the Webull Warrants and the Incentive
         Warrants.
Selling Shareholders, page 251

68. Please tell us why it is appropriate to register the resale offering at the same time you are registering the issuance of shares in the business combination. We may have additional comment after reviewing your response. Please also include a separate prospectus
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         covering the resale offering.
SKGR Relationships and Related Party Transactions, page 253

69. Please describe the rights of holders of SKGR Class B Ordinary Shares and describe material differences between the SKGR Class B Ordinary Shares and SKGR Class A
         Ordinary Shares. Similarly disclose the material terms of the Private Placement Warrants and any material differences in the rights of holders of the Private Placement Warrants and the Public Warrants.
Webull Financial Statements
Consolidated Statement of Financial Position, page F-3

70. You present a liability for Payables due to customers. You also present an item for Net payables due to customers in the consolidated statement of cash flows on page F-6. Please address the following:
             Disclose the nature of these payables and whether the customers are those as defined in ASC 606. Also disclose how you account for and value these payables.
             For the consolidated statement of cash flows, tell us why you refer to net payables and what these payables are netted against. In addition, tell us why you believe a net presentation is appropriate. Provide us with reference to authoritative accounting literature supporting your presentation.
Note 2. Summary of Significant Accounting Policies
Current Expected Credit Losses
Off Balance Sheet Credit Exposure, page F-9

71. Please provide us your accounting analysis supporting your accounting for the guarantee and indemnification obligation and why you concluded that it is off-balance sheet, including specific references to authoritative accounting guidance supporting your conclusions. In your response, specifically address the following:
             Tell us each situation that can generate a debit balance and your indemnification obligation.
             Explain which party grants any margin loans and who sets and evaluates the criteria for granting such loans.
             Clarify whether any margin loans subject to the indemnification obligation are on your balance sheet and, if not, explain why not.
Fractional Shares Program, page F-9

72. Please provide us with your accounting analysis for the fractional shares program under
         ASC 860 for fully introduced accounts. Respond to the following:
             Explain to us the nature of these transactions, including the significant rights and obligations of the parties to these transactions.
             Tell us why you determined that you have no obligation to repurchase customer
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              fractional shares and explain why fractional share balances held by fully introduced accounts are not reflected in your financial statements. Technology and Development, page F-16

73. Please revise your disclosure to separately provide those expenses included in technology and development that qualify as research and development expenses as required by ASC
         730-10-50-1.
Marketing and Branding, page F-16

74. You disclose that you recognize the expenses for free stock promotions when an eligible customer receives free stocks and the related expense was $40.8 million and $32.3 million, for the year ended December 31, 2022 and the nine months ended September 30,
         2023, respectively (refer to pages F-36 and F-63). Please respond to the following:
             On pages 159 and 186, you disclose that the expenses for free stock promotions are accounted for when an eligible customer claims to receive free stock rewards whereas your disclosure on page F-16 refers to recognizing the expense when the customer receives the free stocks. Please reconcile and revise as necessary.
             Provide us with your accounting analysis for the free stock promotions and tell us how you considered ASC 606 and ASC 340-40.
             On page 159, you disclose that you measure the liability and related expense in an amount equal to the fair value of the selected stocks and you subsequently adjust the carrying amount of the related liability with the fair value change of the stocks until
              the free stock rewards are credited to the customers    accounts.
Revise your
              accounting policy to disclose your initial and subsequent valuation of the free stock promotions.
Note 11. Convertible Redeemable Preferred Shares
Redemption Rights, page F-28

75. We note the number of shares outstanding at December 31, 2022 and September 30, 2023 by series as disclosed on pages F-27 and F-56, respectively. We also note the aggregate redemption value by series at the same dates as disclosed on pages F-28 and F-57, respectively. Please address the following:
             Tell us why the redemption value per share is not the same for all series presented. In this regard, although we note that the redemption value is the higher of a 10% per annum return based on the original issuance price and the fair market value on the redemption date, it is unclear why each series would have a different fair value as there are no apparent significant differences in rights and preferences for each series other than liquidation rights.
             Tell us why the redemption value per share for the Series D preferred stock increased between December 31, 2022 and September 30, 2023 when all other series declined in value over this period.
             Tell us the deemed fair market value per share of each series at both December 31,
 Anquan Wang
Webull Corporation
April 23, 2024
Page 14
          2022 and September 30, 2023 and explain whether and how each differs from the redemption amount based on the 10% per annum return.
            Explain why the fair value of your ordinary stock appears to have declined from
          $14.50 per share at December 31, 2022 to $11.77 per share at September 30, 2023
          (based on the stock option aggregated intrinsic value disclosures at each period) and link this discussion to your fair market value of each series of preferred stock from the preceding bullet.
Note 19. Income Taxes, page F-37

76. With respect to your tax rate reconciliation, show us the significant components of your effect of rates different than statutory of 39.78%. Refer to ASC 740-10-50-12 and Rule 4-
      08(h) of Regulation S-X.
Notes to the Condensed Consolidated Financial Statements
Note 4. Discontinued Operations, page F-53

77. You previously allowed users of your platform to open accounts with Apex Crypto in order to buy and sell digital assets. As a result of the Spin-off Transaction, you disclose that you no longer have significant involvement with Webull Pay, Inc. or its subsidiaries and are no longer required to consolidate them. Tell us the nature of any continuing involvement with Webull Pay. Explain to us how your customers buy and sell digital assets after the spin-off and the nature of any involvement by you in those activities. To the extent there is no ongoing relations between Webull and Webull Pay, explain how you made this disassociation clear in communications to platform users, including, but not limited to, account statements.
       Please contact Kate Tillan at 202-551-3604 or Mark Brunhofer at 202-551-3638 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or J. Nolan McWilliams at 202-551-3217 with any other questions.



                                                           Sincerely,
FirstName LastNameAnquan Wang
                                                           Division of
Corporation Finance
Comapany NameWebull Corporation
                                                           Office of Crypto
Assets
April 23, 2024 Page 14
cc:       Christian O. Nagler
FirstName LastName